Exhibit (a)(2)

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:24 PM 07/26/2011
FILED 05:24 PM 07/26/2011
SRV 110860072 – 5015961 FILE

STATE of DELAWARE

CERTIFICATE of TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

•	First: The name of the Trust is Hatteras/WHM Fund

•	Second: The name and address of the Registered Agent in the State of Delaware is

The Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801

•

Third: The Statutory Trust is or will become prior to or within 180 days following the first insurance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

•	Fourth: (Insert any other information the trustees determine to include therein.)

By:	/S/ DAVID B. PERKINS
Trustee(s)

Name:	David B. Perkins
Typed or Printed